EXHIBIT 12
                                    IES UTILITIES INC.
                    COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                       Year Ended December 31,
                              1990     1991     1992     1993     1994
                      (in thousands, except ratio of earnings to fixed charges)

Net income                    45,969   47,563   45,291   67,970   61,210

Federal and state
  income taxes                22,364   23,494   20,723   37,963   37,966

    Net income before
      income taxes            68,333   71,057   66,014  105,933   99,176

Interest on long-term debt    28,853   31,171   35,689   34,926   37,942

Other interest                 4,704    5,595    3,939    5,243    3,630

Estimated interest
  component of rents           7,936    6,594    4,567    3,729    3,970

Fixed charges as defined      41,493   43,360   44,195   43,898   45,542

Earnings as defined          109,826  114,417  110,209  149,831  144,718

Ratio of earnings to fixed
  charges (unaudited)           2.65     2.64     2.49     3.41     3.18


For the purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and Federal and state income taxes to net income; (b) fixed charges consist of interest (including amortization of debt expense, premium and discount) on long-term and other debt and the estimated interest component of rents.